EXHIBIT 99.1

Unaudited Interim Consolidated Financial Statements

(In thousands of U.S. dollars)

MASONITE INTERNATIONAL INC.

As at March 31, 2008 and December 31, 2007 and

for the Three Month Periods Ended March 31, 2008 and March 31, 2007

MASONITE INTERNATIONAL INC.

Unaudited Consolidated Statements of Operations

(In thousands of U.S. dollars)

For the Three Month Periods Ended March 31, 2008 and March 31, 2007

	Three Month Period Ended
	Note	January 1, 2008 - March 31, 2008	January 1, 2007 - March 31, 2007

Sales		$464,396	$569,371
Cost of sales		373,961	442,414
		90,435	126,957

Selling, general and administration expenses	17	43,736	53,413
Depreciation		22,088	22,656
Amortization of intangible assets		7,079	8,895
Interest		43,065	44,820
Other expense, net	13	6,431	1,843

Loss before income taxes and non-controlling interest		(31,964)	(4,670)

Income taxes	14	(5,308)	(2,767)
Non-controlling interest		989	1,125

Net loss		$(27,645)	$(3,028)

Basis of presentation (note 1)

See accompanying notes to consolidated financial statements.

MASONITE INTERNATIONAL INC.

Unaudited Consolidated Balance Sheets

(In thousands of U.S. dollars)

As at March 31, 2008 and December 31, 2007

	Note	March 31, 2008	December 31, 2007

Assets

Current assets:
Cash and cash equivalents		$110,594	$41,754
Accounts receivable	3	280,798	264,931
Inventories	4	291,942	295,831
Prepaid expenses		18,426	15,153
Assets held for sale	5	5,467	1,849
Income tax recoverable		1,539	1,784
Current future income taxes		37,460	39,388
		746,226	660,690

Property, plant and equipment		806,114	812,475
Goodwill		778,229	768,430
Intangible assets		370,928	377,997
Other assets	6	20,963	20,501
Long-term future income taxes		19,158	19,959
		$2,741,618	$2,660,052

Liabilities and Shareholder’s Equity

Current liabilities:
Bank indebtedness	7	$118,992	$17,615
Accounts payable and accrued expenses	8, 9, 13	355,796	325,123
Income taxes payable		14,568	15,056
Current future income taxes		1,183	2,093
Current portion of long-term debt	8	21,204	20,777
		511,743	380,664

Long-term debt	8	1,844,683	1,852,646
Long-term future income taxes		133,899	147,541
Other long-term liabilities	10	34,736	38,946
		2,525,061	2,419,797

Non-controlling interest		36,088	42,654

Shareholder’s equity:
Share capital	11	567,177	567,177
Common shares, unlimited shares authorized, 113,435,362 shares issued and outstanding at March 31, 2008 and December 31, 2007
Contributed surplus		7,197	6,780
Deficit		(434,670)	(407,025)
Accumulated other comprehensive income		40,765	30,669
		180,469	197,601

		$2,741,618	$2,660,052

Commitments and contingencies (note 12)

Related party transactions (notes 6 and 17)

Basis of presentation (note 1)

See accompanying notes to consolidated financial statements.

MASONITE INTERNATIONAL INC.

Unaudited Consolidated Statements of Changes in Shareholder’s Equity and Comprehensive Income

(In thousands of U.S. dollars)

For the Three Month Periods Ended March 31, 2008 and March 31, 2007

						Total
						Deficit and
					Accumulated	Accumulated
					Other	Other
	Common Shares		Contributed		Comprehensive	Comprehensive
	Number	Value	Surplus	Deficit	Income	Income	Total

Balance, January 1, 2007	113,435,362	$567,177	$4,987	$(104,134)	$29,298	$(74,836)	497,328

Net loss	—	—	—	(302,891)	—	(302,891)	(302,891)
Other comprehensive income (loss), net of tax:
Foreign exchange gain on self-sustaining operations	—	—	—	—	16,814	16,814	16,814
Change in fair value of cash flow hedges, net of tax of $(4,428)	—	—	—	—	(15,443)	(15,443)	(15,443)
Comprehensive loss							(301,520)

Share based awards	—	—	1,793	—	—	—	1,793
Balance, December 31, 2007	113,435,362	$567,177	$6,780	$(407,025)	$30,669	$(376,356)	$197,601

Net loss	—	—	—	(27,645)	—	(27,645)	(27,645)
Other comprehensive income (loss), net of tax:
Foreign exchange gain on self-sustaining operations	—	—	—	—	19,374	19,374	19,374
Change in fair value of cash flow hedges, net of tax of $(4,733)	—	—	—	—	(9,278)	(9,278)	(9,278)
Comprehensive loss							(17,549)

Share based awards	—	—	417	—	—	—	417
Balance, March 31, 2008	113,435,362	$567,177	$7,197	$(434,670)	$40,765	$(393,905)	$180,469

Basis of presentation (note 1)

See accompanying notes to consolidated financial statements.

MASONITE INTERNATIONAL INC.

Unaudited Consolidated Statements of Cash Flows

(In thousands of U.S. dollars)

For the Three Month Periods Ended March 31, 2008 and March 31, 2007

	Three Month Period Ended
	January 1, 2008 - March 31, 2008	January 1, 2007 - March 31, 2007
Cash provided by (used in):
Operating activities:
Net loss	$(27,645)	$(3,028)
Items not involving cash:
Depreciation	22,088	22,656
Amortization of intangible assets	7,079	8,895
Non-cash interest expense	2,575	2,514
Loss on sale of property, plant and equipment	51	722
Impairment of property, plant and equipment	822	—
Share based awards	417	784
Future income taxes	(7,445)	(5,530)
Pension and post-retirement expense and funding, net	(54)	275
Unrealized foreign exchange losses	26	191
Non-controlling interest	989	1,125
Change in non-cash operating working capital:
Accounts receivable	(7,676)	(28,903)
Inventories	8,396	15,778
Income taxes recoverable	245	—
Income taxes payable	706	1,243
Prepaid expenses	(3,014)	(3,761)
Accounts payable and accrued expenses	11,619	22,249
	9,179	35,210
Financing activities
Change in bank indebtedness	100,211	(22,498)
Repayment of long-term debt	(10,465)	(4,235)
	89,746	(26,733)
Investing activities
Proceeds from sale of property, plant and equipment	57	85
Additions to property, plant and equipment	(7,300)	(8,899)
Acquisitions	(13,715)	—
Distributions to non-controlling interests	(5,985)	—
Other investing activities	(402)	(3,047)
	(27,345)	(11,861)
Net foreign currency translation adjustment	(2,739)	(857)

Increase (decrease) in cash and cash equivalents	68,840	(4,241)
Cash and cash equivalents, beginning of period	41,754	47,423
Cash and cash equivalents, end of period	$110,594	$43,182

Basis of presentation (note 1)

Supplemental cash flow information (note 15)

See accompanying notes to consolidated financial statements.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2008 and December 31, 2007 and for the Three Month Periods Ended March 31, 2008 and March 31, 2007

(In thousands of U.S. dollars, except share and option information)

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  These unaudited interim consolidated financial statements include the accounts of Masonite International Inc. (the “Company” or “Masonite”) as at March 31, 2008 and December 31, 2007 and for the three month periods ended March 31, 2008 and March 31, 2007.

These unaudited interim consolidated financial statements do not include all of the disclosures required by GAAP for annual financial statements and should be read in conjunction with the annual audited consolidated financial statements, including the notes thereto, for the year ended December 31, 2007.  In the opinion of management, these unaudited interim consolidated financial statements reflect all adjustments which are necessary for a fair presentation of the operating results and financial condition of the Company for such periods and as of such dates.  These unaudited interim consolidated financial statements are prepared using the same accounting policies and methods of application as the annual audited consolidated financial statements except as described below in Recently Adopted Accounting Standards.   Operating results for the interim periods included herein are not necessarily indicative of the results that may be expected for the year ending December 31, 2008.

The Company’s fiscal year is the 52 or 53-week period ending on the Sunday closest to December 31.  In a 52 week year, each fiscal quarter consists of 13 weeks.  The three month periods ended March 31, 2008 and March 31, 2007 consist of 13 weeks.  For presentation purposes, the financial statements and notes refer to March 31 as the Company’s quarter-end.

Principles of Consolidation

The unaudited interim financial statements include the accounts of the Company and its subsidiaries, the accounts of any variable interest entities (“VIE”) for which the Company is the primary beneficiary and its proportionate share of assets, liabilities, revenues and expenses from joint ventures.  Intercompany accounts and transactions have been eliminated on consolidation.  The results of subsidiaries acquired during the periods presented are consolidated from their respective dates of acquisition using the purchase method.  Joint ventures are proportionately consolidated from the date of formation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Significant areas requiring the use of management estimates include the valuation of the allowance for doubtful accounts, the net realizable value of inventories, the determination of the fair value of derivative instruments, the determination of obligations under employee future benefit plans, the determination of share based awards, the valuation of acquired assets, the determination of the fair value of financial instruments, the fair value of goodwill and the useful lives of long-lived assets, as well as determination of impairment thereon, and the recoverability of future income tax assets.  Actual results could differ from those estimates.

Recently Adopted Accounting Standards:

(a)        Change in accounting policies

Effective January 1, 2008, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA):

(i)                                Inventory

CICA Section 3031, “Inventories”, replaces Section 3030, “Inventories”, and harmonizes the Canadian standards related to inventories with International Financial Reporting Standards (IFRS).  This section provides more extensive guidance on the determination of cost, narrows the permitted cost formulas, requires impairment testing and expands the disclosure requirements to increase transparency.  There was no impact on the financial results of the Company from the adoption of Section 3031.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

 As at March 31, 2008 and December 31, 2007 and for the Three Month Periods Ended March 31, 2008 and March 31, 2007

(In thousands of U.S. dollars, except share and option information)

(ii)          Capital disclosures

CICA Section 1535, “Capital Disclosures”, establishes guidelines for the disclosure of information on an entity’s capital and how it is managed.  This enhanced disclosure enables users to evaluate the entity’s objectives, policies and processes for managing capital.  This new requirement is for disclosure purposes only and upon adoption did not impact the financial results of the Company.  See note 19, Capital Management, for further disclosure.

(iii)         Financial instruments – disclosure and presentation

CICA Section 3862, “Financial Instruments – Disclosure”, and Section 3863, “Financial Instruments – Presentation”, replace the existing Section 3861, Financial Instruments – Disclosure and Presentation.  Section 3862 requires enhanced disclosure on the nature and extent of financial instrument risks and how an entity manages those risks.  Section 3863 carries forward the existing presentation requirements and provides additional guidance for the classification of financial instruments.  This new requirement is for disclosure purposes only and upon adoption did not impact the financial results of the Company.  See note 18, financial instruments and risk management, for further disclosure.

(b)         Future accounting policies

International Financial Reporting Standards

In January 2006, the Canadian Accounting Standards Board (AcSB) announced its decision to replace Canadian GAAP with IFRS for all Canadian Publicly Accountable Enterprises (PAE).  On February 13, 2008, the AcSB confirmed January 1, 2011 as the official changeover date for PAEs to commence reporting under IFRS.  Although IFRS is principles-based and uses a conceptual framework similar to Canadian GAAP, there are significant differences and choices in accounting policies, as well as increased disclosure requirements under IFRS.  The Company is currently in the process of assessing the impact of IFRS on its financial statements.

NOTE 2:  ACQUISITIONS

In the first quarter of 2008, the Company purchased the remaining 25% ownership interest of the Company’s operations located in the Czech Republic and Poland. The consideration was approximately $18,600 consisting of approximately $13,700 paid for the shares and the balance as repayment of advances made by the minority interest shareholder. The excess purchase price over the fair value of net identifiable assets acquired of $5,430 was allocated to goodwill.  The allocation of the purchase price is preliminary.  The allocation of the purchase price reflects management’s best estimates at the date of preparing these unaudited interim consolidated financial statements. In the first quarter of 2008, the Company was also notified by the owner of 25% of one of the Company’s VIE’s of its intention to require the other VIE party or the Company to purchase such owner’s 25% share in the VIE pursuant to the terms in the shareholder agreement. Preliminary estimates of the consideration required for the purchase of the 25% range between $14,500 and $21,000. It is anticipated that the transaction will close before the end of the third quarter of 2008.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2008 and December 31, 2007 and for the Three Month Periods Ended March 31, 2008 and March 31, 2007

(In thousands of U.S. dollars, except share and option information)

NOTE 3: ACCOUNTS RECEIVABLE

The Company had an agreement (the “Facilities Agreement”) to sell up to $135,000 of non-interest bearing trade accounts receivable.  The charges incurred under the Facilities Agreement are calculated based on the receivables sold and the prevailing LIBOR interest rate plus a spread of 1.25% at March 31, 2008 (December 31, 2007 – 1.25%).

On April 18, 2008, the Company was notified by the counterparty to the Facilities Agreement of termination of the program in 60 days. The amount outstanding on the Facilities Agreement as of that date was $66,400. The Company is evaluating other programs that are substantially similar to the Facilities Agreement as a replacement for this program.

The Company also had an additional agreement (the “Acquired Facilities Agreement”) which was terminated in March of 2007.

Information regarding balances sold and charges incurred, which are included in selling, general and administration expenses, on the Facilities Agreement, is included in the table below:

	March 31, 2008	December 31, 2007
Receivables sold at period end:
Facilities Agreement	$66,361	$52,150

	January 1, 2008 – March 31, 2008	January 1, 2007 – March 31, 2007
Charges incurred in the period
Facilities Agreement	$592	$1,370
Acquired Facilities Agreement	—	278
	$592	$1,648

NOTE 4:  INVENTORIES

	March 31, 2008	December 31, 2007
Raw materials	$169,832	$185,146
Finished goods	122,110	110,685
	$291,942	$295,831

NOTE 5:  ASSETS HELD FOR SALE

Due to the closure of manufacturing facilities in the U.S. and U.K., land and buildings have been held for sale, and as a result, the carrying value of $5,467 has been reclassified from property, plant and equipment to assets held for sale. The carrying value of the assets held for sale in the North American segment is $1,896 and in the Europe and Other segment is $3,571.  All of the assets held for sale are expected to be sold during 2008.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2008 and December 31, 2007 and for the Three Month Periods Ended March 31, 2008 and March 31, 2007

(In thousands of U.S. dollars, except share and option information)

NOTE 6:  OTHER ASSETS

	March 31, 2008	December 31, 2007
Receivable from parent	$18,863	$18,408
Long-term receivables and other	2,100	2,093
	$20,963	$20,501

Included in long-term receivables and other at March 31, 2008 is $1,690 (December 31, 2007 - $1,690) in receivables due over the next four years pursuant to a royalty agreement. The $18,863 (December 31, 2007 - $18,408) due from Masonite Holding Corporation (“Holdings”), the Company’s parent, represents share purchase and redemption transactions of the Parent’s shares that were funded by a subsidiary of the Company.  The amount receivable from Holdings is non-interest bearing, unsecured, and has no set terms of repayment.

NOTE 7:  BANK INDEBTEDNESS

	March 31, 2008	December 31, 2007
Revolving credit facility	$100,000	$—
Other borrowings and overdrafts	18,992	17,615
	$118,992	$17,615

The Company has a $350,000 revolving credit facility as part of its banking arrangements.  Interest on the revolving credit facility is subject to a pricing grid ranging from LIBOR plus 1.75% to LIBOR plus 2.50%, and is secured by fixed and floating charges over substantially all of Masonite’s assets.  As of March 31, 2008, the revolving credit facility interest rate was LIBOR plus 2.50% (December 31, 2007 – LIBOR plus 2.50%).

The revolving credit facility also provides for payment to the lenders of a commitment fee on the average daily undrawn commitments at a rate ranging from 0.375% to 0.5% per annum, a fronting fee of 0.125%, and a letter of credit fee ranging from 1.75% to 2.5% (less the 0.125% fronting fee).

Interest on the revolving credit facility for the three month period ended March 31, 2008 was $170 (three month period ended March 31, 2007 - $900).

Subsequent to the end of the first quarter of 2008, the Company borrowed the remaining $236,000 available under its revolving credit facility. Although the Company has no immediate needs for the additional liquidity, in light of current financial market conditions, the Company drew on the facility to provide it with greater financial flexibility.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2008 and December 31, 2007 and for the Three Month Periods Ended March 31, 2008 and March 31, 2007

(In thousands of U.S. dollars, except share and option information)

NOTE 8: LONG-TERM DEBT

	March 31, 2008	December 31, 2007
Senior Secured Credit Facilities, bearing interest at LIBOR plus 2.00% due April 6, 2013, net of deferred financing fees of $27,800 (2007 - $29,199)	$1,114,910	$1,116,426
Senior Subordinated Notes, bearing interest at 11%, due October 6, 2015, net of deferred financing fees of $30,720 (2007 - $31,841)	739,113	738,015
Bank term loan bearing interest at LIBOR plus 1.50%, due November 27, 2009	—	2,100
Bank term loan bearing interest at LIBOR plus 0.50% (2007 – 0.49%) due January 17, 2009	2,500	7,500
Bank term loan bearing interest at LIBOR plus 0.49% (2007 – 0.49%) due January 2, 2009	5,000	5,000
Other loans, at various interest dates and maturities	4,364	4,382
	1,865,887	1,873,423
Less current portion	21,204	20,777
	$1,844,683	$1,852,646

The aggregate amount of principal repayments in the twelve month periods ending March 31 in each of the next five years and thereafter is as follows:

2008	$21,204
2009	13,109
2010	12,801
2011	11,750
2012	11,750
Thereafter	1,853,793
$1,924,407

The Company’s senior secured credit facilities include an eight year $1,175,000 term loan that bears interest at LIBOR plus 2.00% and amortizes at 1% per year.  This facility requires the Company to meet a minimum interest coverage ratio starting at 1.5 times and increasing over time to 2.2 times adjusted earnings before interest, taxes, depreciation and amortization, as defined in the Secured Credit Agreement (“Adjusted EBITDA”), and a maximum leverage ratio, which is defined generally as total indebtedness including outstanding letters of credit less cash on hand, starting at 7.9 times, and decreasing over time to 4.75 times, Adjusted EBITDA.  The fair market value of the term loan obligation as represented by its March 31, 2008 trading value is estimated to be $971,284.  The prevailing 3-month LIBOR rate at March 31, 2008 was 2.69%.

At March 31, 2008, the Company was required to have met a minimum interest coverage ratio of 1.65 times Adjusted EBITDA, and a maximum leverage ratio of 7.0 times Adjusted EBITDA.  In addition, the senior secured credit facilities limit, among other things, the incurrence of additional indebtedness, investments, dividends, transactions with affiliates, asset sales, acquisitions, mergers and consolidations, prepayments of other indebtedness, liens and other encumbrances, additional payments based on excess cash flows, and other matters customarily restricted in such agreements.  This facility also contains certain customary events of default, subject to grace periods, as appropriate.  The senior secured credit facilities are secured by a fixed and floating charge over the assets of the Company and the guarantor subsidiaries, as defined in the Secured Credit Agreement.  At March 31, 2008, the Company was in compliance with both of these ratios. Given current economic conditions there is a possibility that the Company may not remain in full compliance with its debt covenants through 2008. In the event of this occurrence, the Company intends to take such actions available to it in respect thereof as it determines to be appropriate at such time, but there can no assurance that any such actions will be successful.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2008 and December 31, 2007 and for the Three Month Periods Ended March 31, 2008 and March 31, 2007

(In thousands of U.S. dollars, except share and option information)

The Company’s senior subordinated notes of $769,833 bear interest at 11% and are due October 6, 2015.  The indentures relating to these notes limit our ability to incur additional indebtedness or issue certain preferred shares; pay dividends on or make other distributions or repurchase our capital stock or make other restricted payments; make certain investments; sell certain assets; create liens on certain assets to secure debt; consolidate, merge, sell or otherwise dispose of all or substantially all of their assets; enter into certain transactions with affiliates; and designate subsidiaries as unrestricted subsidiaries.  Subject to certain exceptions, the indentures relating to our senior subordinated notes due 2015 permit us and our restricted subsidiaries to incur additional indebtedness, including secured indebtedness.  The fair market value of the senior subordinated notes as represented by their March 31, 2008 trading values is estimated to be $536,973.

The Company’s weighted average interest rate at March 31, 2008 was 8.1% (December 31, 2007 – 8.2%).

Interest on long-term debt for the three month period ended March 31, 2008 was $39,232 (three month period ended March 31, 2007 - $40,336).

On April 26, 2005, Masonite entered into an interest rate swap agreement to convert $1,150,000 of floating rate debt into fixed rate debt.  These swaps amortize over a five year period and mature in 2010.  On April 26, 2008, 2009 and 2010, respectively, $300,000 of notional principal amortizes.  At March 31, 2008, a total of $900,000 of floating rate debt remained converted into fixed rate debt, at an interest rate of 4.22% plus a credit spread of 2.00%.  At March 31, 2008, the fair value of these agreements represented a liability of $17,236, and is included in accounts payable and accrued expenses (note 9).  The income tax benefit associated with the recognition of this loss is $5,822.  During the first quarter of 2008, $937 of expense related to the interest rate swaps was moved from accumulated other comprehensive income to net income as this interest was realized during the year. The floating reference rate is the 3-month LIBOR rate.  The interest rate swaps were valued utilizing the forward swap rates as derived from the swap curve as at period end and is sensitive to changes in forward rates. The effective interest rate method was utilized to discount the liability.  The swaps are considered to be debt for purposes of our Secured Credit Agreement.  The swaps settle on a quarterly basis.  The Company has established a hedging relationship with formal documentation between the interest rate swap and the long-term debt.

NOTE 9:  ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	March 31, 2008	December 31, 2007
Trade payables	$145,555	$135,049
Interest	54,239	35,572
Customer incentives	31,190	46,417
Payroll and related remittances	40,900	41,041
Restructuring liability	11,159	14,368
Interest rate swaps	17,236	3,225
Other	55,517	49,271
	$355,796	$325,123

NOTE 10:  OTHER LONG-TERM LIABILITIES

	March 31, 2008	December 31, 2007
U.S. defined benefit plan	$13,833	$13,577
Advances from minority interest shareholders	4,168	9,425
United Kingdom defined benefit plan	8,210	8,488
Severances payable and restructuring liability	4,117	3,302
Other post employment benefits	4,408	4,154
	$34,736	$38,946

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2008 and December 31, 2007 and for the Three Month Periods Ended March 31, 2008 and March 31, 2007

(In thousands of U.S. dollars, except share and option information)

NOTE 11:  SHAREHOLDER’S EQUITY

Masonite is a wholly owned subsidiary of Holdings.  As at March 31, 2008, management owns a 4.6% interest in Holdings (December 31, 2007 – 4.7%).  Holdings provides a stock option plan to allow management and key employees of Masonite to purchase shares of Holdings.  Information with respect to Masonite’s participation in Holdings’ stock option plan is included below.

January 1, 2008 - March 31, 2008	Time Based Options	Performance Based Options	Cumulative Performance Options	Immediate Vesting	Total Number of Options	Weighted Average Exercise Price
Number of options:
Outstanding, beginning of period	6,075,625	6,075,625	400,000	300,000	12,851,250	5.00
Granted	5,625	5,625	—	—	11,250	5.00
Exercised	—	—	—	—	—	—
Cancelled	(97,500)	(97,500)	—	—	(195,000)	5.00
Outstanding, end of period	5,983,750	5,983,750	400,000	300,000	12,667,500	5.00

Average Remaining Contractual Life (years)	7.40	7.40	7.02	7.60
Number of options exercisable	2,290,250	—	—	300,000	2,590,250

January 1, 2007 - March 31, 2007	Time Based Options	Performance Based Options	Cumulative Performance Options	Immediate Vesting	Total Number of Options	Weighted Average Exercise Price
Number of options:
Outstanding, beginning of period	7,200,625	7,856,625	400,000	300,000	15,757,250	5.00
Granted	—	—	—	—	—	—
Exercised	—	—	—	—	—	—
Cancelled	(535,000)	(1,191,000)	—	—	(1,726,000)	5.00
Outstanding, end of period	6,665,625	6,665,625	400,000	300,000	14,031,250	5.00

Although 2,290,250 time-based and 300,000 immediate vesting options have vested and are exercisable, the Option Agreement restricts option holders from exercising, selling or transferring their options until December 31, 2009 unless certain conditions occur.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2008 and December 31, 2007 and for the Three Month Periods Ended March 31, 2008 and March 31, 2007

(In thousands of U.S. dollars, except share and option information)

The Company has determined that the total stock-based awards expense for awards granted to employees, using the Black-Scholes method for the 2006 Options and 2007 Options, was $417 in the three month period ended March 31, 2008 (three month period ended March 31, 2007 - $784). The determination of total stock-based awards was adjusted for options that have been cancelled and/or are not expected to vest.  The assumptions used in the determination of the fair value of stock options are as follows:

	2007 Options	2006 Options
Risk-free rate	4.4%	4.7%
Expected dividend yield	0%	0%
Expected volatility of the market price of the Company’s shares	37%	32%
Expected option life (in years)	7	6
Weighted average grant date fair value	$2.35	$2.03

NOTE 12: COMMITMENTS AND CONTINGENCIES

For lease agreements that provide for escalating rent payments or rent-free occupancy periods, the Company recognizes rent expense on a straight line basis over the non-cancellable lease term and any option renewal period where failure to exercise such option would result in an economic penalty in such amount that renewal appears, at the inception of the lease, to be reasonably assured.  The lease term commences on the date when all conditions precedent to the Company’s obligation to pay rent are satisfied.  The leases generally contain provisions for one to three renewal options of five years each.  Future minimum payments, in the twelve month periods ending March 31, under non-cancellable operating leases with initial or remaining terms of one year or more consisted of the following:

2009	$29,451
2010	21,880
2011	17,286
2012	11,970
2013	9,992
Thereafter	26,602
$117,181

Masonite has provided standard indemnifications to its landlords under certain property lease agreements for claims by third parties in connection with its use of the premises.  The maximum amount of these indemnifications cannot be reasonably estimated due to their nature.  Historically, the Company has not made any significant payments relating to such indemnifications.

In addition to the above indemnifications, Masonite has also provided routine indemnifications, whose terms range in duration and often are not explicitly defined.  These may include indemnifications against adverse effects to changes in tax laws and patent infringements by third parties.  The maximum amounts from these indemnifications cannot be reasonably estimated.  In some cases, Masonite has recourse against other parties to mitigate its risk of loss from these indemnifications.  Historically, the Company has not made significant payments relating to these types of indemnifications.

Operations in the United States are subject to regulations enacted by the US Environmental Protection Agency (“EPA”) related to Maximum Achievable Control Technology (“MACT”). MACT regulations govern the manner in which the company measures and controls the emissions from manufacturing facilities into the air. As a result of a June 2007 decision by the US Court of Appeals, the EPA has eliminated certain compliance options which were based on low health risk determinations in relation to compliance with MACT regulations for wood products. The Company anticipates the cost of

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2008 and December 31, 2007 and for the Three Month Periods Ended March 31, 2008 and March 31, 2007

(In thousands of U.S. dollars, except share and option information)

complying with the amended rules would require the Company to spend between $20,000 and $30,000 in addition to the $8,700 already spent.

The Company is involved in various claims and legal actions.  In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position or liquidity.

NOTE 13: OTHER EXPENSE, NET

	January 1, 2008 – March 31, 2008	January 1, 2007 – March 31, 2007
Restructuring and severance (a)	$5,522	$930
Impairment of property, plant and equipment (b)	822	—
Loss on disposal of property, plant and equipment (c)	51	722
Other (d)	36	191
	$6,431	$1,843

(a)  Restructuring and severance expenses:

The restructuring and severance expense for the three month period ended March 31, 2008 relates to the reductions in salaried workforce as well as costs incurred in connection with the closure and consolidation of manufacturing sites. Other expense in the 2007 period included restructuring and severance costs of $930 related to the closure of three manufacturing facilities in North America. A loss on disposal of idle property, plant and equipment also added $722 to other expense in the 2007 period.

The following table details the activity in the accrued restructuring liability for the three month period ended March 31, 2008:

	Provision December 31, 2007	Provision	Payments	Provision March 31, 2008
Reduction in staff levels 2006	$1,048	$14	$233	$829
Executive and management compensation	3,096	40	1,009	2,127
Facility closures and reductions as a result of lost business	5,861	—	1,555	4,306
Capacity rationalization due to housing market slowdown	5,383	745	2,789	3,339
Woodbridge, Ontario plant closure	34	—	34	—
Reduction in staff levels 2007	2,248	132	1,190	1,190
Reduction in staff levels 2008	—	4,645	1,160	3,485
	$17,669	$5,576	$7,969	$15,276

Included in the provision column in the table above is $54 in charges related to the accretion of a previously discounted severance liability.  The current portion of the accrued restructuring liability is included in accounts payable and accrued expenses on the balance sheet, with the long-term portion recorded in other long-term liabilities.  Of the total provision incurred in the three month period ended March 31, 2008, $5,022 relates to the North America segment and $554 relates to the Europe and Other segment.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2008 and December 31, 2007 and for the Three Month Periods Ended March 31, 2008 and March 31, 2007

(In thousands of U.S. dollars, except share and option information)

(b)  Impairment of property, plant and equipment:

As a result of the consolidation of certain facilities, the Company tested the related property, plant and equipment for impairment.  After determining that the undiscounted cash flows were lower than the carrying value for these fixed assets, the Company used a discounted cash flow approach to determine the impairment charge required to reduce the carrying value of these fixed assets to their net realizable value.

(c)  Loss on disposal of property, plant and equipment:

For the three month period ended March 31, 2008, the Company disposed of idle property, plant and equipment, as well as other machinery and equipment for cash consideration of $57 (three month period ended March 31, 2007 - $85). The disposal of these assets resulted in a net loss of $51 (three month period ended March 31, 2007 - $722), which is included in Other expense, net.

(d)  Other:

These costs are related to foreign exchange translation gains and losses on working capital and long-term liabilities denominated in currencies other than the United States dollar.

NOTE 14: INCOME TAXES

	January 1, 2008 – March 31, 2008	January 1, 2007 – March 31, 2007
Current	$2,137	$2,763
Future	(7,445)	(5,530)
	$(5,308)	$(2,767)

The Company currently has future tax assets in certain jurisdictions resulting from net operating losses and other deductible temporary differences, which will reduce taxable income in these jurisdictions in future periods. The Company has determined that a valuation allowance of $61,669 is required in respect of its future income tax assets as at March 31, 2008 (December 31, 2007 - $50,994). The Company has provided valuation allowances for future tax benefits resulting from net operating loss carry forwards and other carry forward attributes arising in Canada, the U.S., and certain countries in South America, Eastern Europe and Asia. The Company expects to record valuation allowances on future tax assets arising in these jurisdictions until a sustained level of taxable income is reached.

NOTE 15:  SUPPLEMENTAL CASH FLOW INFORMATION

	January 1, 2008 – March 31, 2008	January 1, 2007 – March 31, 2007
Transactions involving cash:
Interest paid	$22,402	$25,665
Interest received	344	3,524
Income taxes paid	2,352	1,772
Income tax refunds	24	961

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2008 and December 31, 2007 and for the Three Month Periods Ended March 31, 2008 and March 31, 2007

(In thousands of U.S. dollars, except share and option information)

NOTE 16: SEGMENTED INFORMATION

The senior management team has established the practice of reviewing performance measurement of each geographic segment based on the measures of sales and operating EBITDA. Operating EBITDA is defined as net income (loss) plus depreciation, amortization, interest, income taxes, other expense and non-controlling interest. Senior management feels that operating EBITDA, from an operations standpoint, provides a better way to measure and assess performance as it is more comprehensive and inclusive. Operating EBITDA generally provides a lower absolute measure of performance as compared to Adjusted EBITDA.  Adjusted EBITDA is a financial measure defined by Masonite’s Senior Secured Credit Agreement and allows for certain expenses incurred to be added back for the purpose of the measure.

Intersegment transfers are negotiated as if the transactions were to third parties, at market prices. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Certain information with respect to geographic segments is as follows:

	January 1, 2008 – March 31, 2008	January 1, 2007 – March 31, 2007
Geographic segment data
Sales:
North America	$298,445	$411,840
Europe and Other	177,313	170,570
Intersegment	(11,362)	(13,039)
	464,396	569,371
Operating EBITDA:
North America	25,981	49,950
Europe and Other	20,718	23,594
	46,699	73,544

Depreciation	22,088	22,656
Amortization of intangible assets	7,079	8,895
Interest	43,065	44,820
Other expense, net	6,431	1,843
Income taxes	(5,308)	(2,767)
Non-controlling interest	989	1,125
	74,344	76,572
Net loss	$(27,645)	$(3,028)

	March 31, 2008	December 31, 2007
Identifiable assets:
North America	$1,924,724	$1,921,318
Europe and Other	606,377	595,558
Corporate assets, including cash	210,517	143,176
	$2,741,618	$2,660,052

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2008 and December 31, 2007 and for the Three Month Periods Ended March 31, 2008 and March 31, 2007

(In thousands of U.S. dollars, except share and option information)

The Company derives revenue from two major product lines, interior and exterior products as follows:

	January 1, 2008 – March 31, 2008	January 1, 2007 – March 31, 2007
Sales:
Interior products	$343,177	$400,783
Exterior products	121,219	168,588
	$464,396	$569,371

The Company does not review or analyze its two major product lines other than with respect to sales information.

Information about geographic areas, exceeding 10% of consolidated sales, is as follows:

	January 1, 2008 – March 31, 2008	January 1, 2007 – March 31, 2007
Sales to all external customers from facilities in:
Canada	$69,670	$76,987
United States	213,700	312,753
United Kingdom	50,149	55,665
France	53,093	45,297

Additional segmented information regarding long-lived assets, exceeding 10% of consolidated property, plant and equipment, and goodwill, is as follows:

	March 31, 2008	December 31, 2007
Property, plant and equipment:
Canada	$85,415	$86,838
United States	353,816	359,763
Other	11,333	11,629
North America	$450,564	$458,230

Ireland	$136,504	$129,531
Other	219,046	224,714
Europe and Other	355,550	354,245
	$806,114	$812,475

Goodwill:
Canada	$145,790	$145,790
United States	561,600	561,600
North America	$707,390	$707,390
Europe and Other	70,839	61,040
	$778,229	$768,430

Total sales to one customer within the North American segment for the three month period ending March 31, 2008 was $71,971 (three month period ended March 31, 2007 - $140,033). Included in accounts receivable are balances owing from this customer of $17,382 at March 31, 2008 (December 31, 2007 - $21,336).

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2008 and December 31, 2007 and for the Three Month Periods Ended March 31, 2008 and March 31, 2007

(In thousands of U.S. dollars, except share and option information)

NOTE 17: RELATED PARTY TRANSACTIONS

The Company has an agreement to pay Kohlberg Kravis Roberts & Co. L.P. (“KKR”) annual management fees of $2,000 for services provided, which are payable quarterly in advance and may be increased up to 5% each year.  For the three month period ended March 31, 2008, the Company paid KKR fees of $579 (three month period ended March 31, 2007 - $634) in accordance with the management fee agreement.

In addition, the Company has engaged KKR Capstone (“Capstone”) on a per-diem basis for management consulting services.  For the three month period ended March 31, 2008, the Company paid Capstone fees of $389 (three month period ended March 31, 2007 - $566) for management consulting services.  Although neither KKR nor any entity affiliated with KKR owns any of the equity of Capstone, prior to January 1, 2007, KKR had provided financing to Capstone.

These costs are reflected as part of selling, general and administration expense on the unaudited interim consolidated financial statements.

NOTE 18: FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(a) Fair value of financial assets and liabilities

The Company’s financial assets and liabilities consist primarily of cash and cash equivalents, accounts receivable, interest rate swaps, accounts payable and accrued expenses and long-term debt.  The following table sets out the Company’s classification based on the measurement categories set out in the CICA Handbook Section 3855,  “Financial Instruments – Recognition and Measurement”, and the carrying amount for each of its financial assets and liabilities as at March 31, 2008.

	Held for trading	Loans and Receivables	Other financial liabilities	Total carrying amount

Asset (liability)

Cash and cash equivalents	$110,594	$—	$—	$110,594
Accounts receivable	—	280,798	—	280,798
Interest rate swaps (i)	—	—	(17,236)	(17,236)
Accounts payable and accrued expenses (ii)	—	—	(338,560)	(338,560)
Long-term debt (iii)	—	—	(1,924,407)	(1,924,407)
	$110,594	$280,798	$(2,280,203)	$(1,888,811)

(i) Interest rate swaps included in Accounts payable and accrued expenses on the balance sheet.

(ii) Accounts payable and accrued expenses exclude the interest rate swaps for the purpose of this table.

(iii) Includes current portion of long-term debt of $21,204 and the long-term portion $1,903,203 gross of deferred financing fees.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2008 and December 31, 2007 and for the Three Month Periods Ended March 31, 2008 and March 31, 2007

(In thousands of U.S. dollars, except share and option information)

The fair values of financial assets and liabilities, together with carrying amounts, shown in the balance sheet as at March 31, 2008 and December 31, 2007, are as follows:

	March 31, 2008		December 31, 2007
	Carrying Amount	Fair value	Carrying Amount	Fair value
Asset (liability)

Cash and cash equivalents (i)	$110,594	$110,594	$41,754	$41,754
Accounts receivable (i)	280,798	280,798	264,931	264,931
Interest rate swaps (ii)	(17,236)	(17,236)	(3,225)	(3,225)
Accounts payable and accrued expenses (iii)	(338,560)	(338,560)	(321,898)	(321,898)
Long-term debt (iv)	(1,924,407)	(1,520,123)	(1,934,463)	(1,659,839)
	$(1,888,811)	$(1,484,527)	$(1,952,901)	$(1,678,277)

Due to the use of judgment and uncertainties in the determination of estimated fair values, these values should not be interpreted as being realizable in the immediate term.

The fair values of financial instruments are calculated on the basis of information available on the balance sheet date using the following methods:

(i) The fair value of cash and cash equivalents and accounts receivable approximates their carrying amounts due to the short- term nature of the instruments.

(ii) The fair value of the interest rate swaps is measured based on the difference between the contracted or fixed rate of 4.22% and the forward swap rates obtained from the counterparty at the balance sheet date.  The value of the swap is implicitly discounted utilizing the forward swap rates.  The forward swap rates utilize 3-month US LIBOR and range from 3.24% to 2.10% between the balance sheet date and January 26, 2010 (date of final rate adjustment prior to full amortization of the notional amount).  The carrying value of the swaps are recorded within the Accounts payable and accrued expenses on the face of the balance sheet.

(iii) The fair value of accounts payable and accrued expenses approximates their carrying amounts due to the short-term nature of the instruments.

(iv) The present value of the Company’s long-term debt is determined by reference to the trading value established by the market.

(b) Risk Management

The Company is exposed to a number of risks as a result of holding financial instruments.  These risks include credit risk, liquidity risk, interest rate risk and currency risk.

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to meet its contractual obligations.  The Company does not believe it is subject to significant concentration of credit risk on its

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2008 and December 31, 2007 and for the Three Month Periods Ended March 31, 2008 and March 31, 2007

(In thousands of U.S. dollars, except share and option information)

accounts receivable and cash and cash equivalents balances.  The carrying amount of accounts receivable and cash and cash equivalent balances represents the maximum credit exposure.

(i) Cash and cash equivalents include cash held through major U.S. and International financial institutions and short-term investments.  As at March 31, 2008, the Company had a total principal amount invested of $55,952 in U.S. dollar short term investments with a maturity of 90 days or less and a credit rating of “AAA”.   The Company’s Credit Agreement defines these types of investments as acceptable.   The Company does not expect the counterparties to fail to meet their obligations.

(ii) Accounts receivable

Credit risk arises from the potential default of a customer in meeting its financial obligations to the Company.  The Company had credit evaluation, approval and monitoring processes, including credit insurance, intended to mitigate potential credit risk.  The Company evaluates the collectability of accounts receivable and records an allowance for doubtful accounts, which reduces the receivables to the amount management believes will be collected.  The allowance for doubtful accounts as at March 31, 2008 was $4,487 (December 31, 2007 - $5,010).  The total percentage of past due accounts at March 31, 2008 was 6.2%.  As at March 31, 2008, 97% of the past due balances were in the 0-30 day aging category.

(iii) There is no immediate credit risk related to the interest rate swaps liability of $17,236 recorded in accounts payable and accrued expenses (note 9).  However, in the future, should the swaps become an asset to the Company, there is a risk that the counterparty to the swaps will not be able to fulfill its side of the agreement.  The Company monitors the creditworthiness of the counterparty on a quarterly basis to determine whether or not they will be able to fulfill its obligation.  At March 31, 2008, the Company reviewed the creditworthiness of the counterparty, and determined that there was no credit risk on the counterparty fulfilling its obligation under the interest rate swap agreement.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities.

Inherent in a highly leveraged company is the requirement to pay substantial interest costs on an on-going basis.  The Company manages liquidity risk through regular cash-flow forecasting in conjunction with an adequate committed operating bank loan facility.

As at March 31, 2008, the Company has accounts payable and accrued expenses of $355,796 and current debt obligations of $21,204, all of which fall due for payment within one year of the balance sheet date.  Refer to Note 7 Bank Indebtedness and Note 8 Long-Term Debt for further detail.

Interest Rate Risk

Interest rate risk is the risk that earnings will fluctuate as a result of changes in market interest rates.

i) Long-term debt

The variable nature (interest rate) of approximately 60% of the Company’s long-term debt exposes the Company to significant uncertainty regarding interest costs.  However, the Company utilizes certain financial instruments, principally interest rate swap contracts to manage the risk associated with fluctuations in interest rates.  As at the balance sheet date, $900,000 of notional debt was covered by a fixed for floating interest rate swap agreement.  The non-hedged portion of variable rate long-term debt of $242,688 (March 31, 2007 – $101,500) exposes the Company to interest rate risk.  Specifically, had 3-month U.S. LIBOR differed by 50 basis points during the first quarter of 2008, interest expense for the 3 months ended

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2008 and December 31, 2007 and for the Three Month Periods Ended March 31, 2008 and March 31, 2007

(In thousands of U.S. dollars, except share and option information)

March 31, 2008 would have differed by $303.  The remaining 40% of The Company’s long-term debt bears interest at a fixed rate.

ii) Cash and cash equivalents

The Company is exposed to interest rate fluctuations on its cash and cash equivalents balance, which at March 31, 2008 totalled $110,594 (December 31, 2007 – $41,754).  A change of 50 basis points in the market interest rate would have had an approximate impact on interest income of $138 for the three months ended March 31, 2008.

Foreign currency exchange risk

Foreign currency exchange risk is the risk that the fair value of recognized assets and liabilities or future cash flows will fluctuate as a result of changes in foreign exchange rates.

The Company utilizes certain financial instruments, principally forward currency exchange contracts to manage the risk associated with fluctuations in currency exchange rates.  Forward currency exchange contracts are used to reduce the impact of fluctuating exchange rates on the Company’s purchases of materials and sale of goods in foreign currencies.

The Company has exposure to movements in foreign currency rates when transactions are undertaken by foreign subsidiaries in currencies other than their functional currency.  These transactions could be sales, purchases of materials or services or financing transactions.  Realized and unrealized gains and losses on these transactions are recorded in the statement of operations.  As at March 31, 2008, there were no forward currency exchange contracts outstanding.

NOTE 19: CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to provide for (a) an appropriate rate of return to shareholders in relation to the risks underlying the Company’s assets, and (b) a prudent capital structure for raising capital at a reasonable cost for the funding of ongoing operations, capital expenditures and new growth initiatives.  The Company defines its capital as the aggregate of net debt and shareholder’s equity.  Net debt consists of interest-bearing debt less cash and cash equivalents and excludes any unamortized deferred financing costs.

The Company manages capital principally by monitoring the leverage ratio contained in the Company’s senior secured credit facilities.  This ratio is described in note 8, Long-Term Debt.  The Company regularly monitors current and forecasted debt levels to ensure debt covenants are not violated.  Generally, the most significant financing restrictions relate to the maintenance of certain financial ratios.  These financial ratios are primarily linked to Adjusted EBITDA.  The Company must maintain a ratio below 7.00x of net debt over Adjusted EBITDA from January 1, 2008 to June 30, 2008, 6.80x for July 1, 2008 to September 30, 2008, and 6.50x for October 1, 2008 to December 31, 2008.  The Company must also maintain a ratio above 1.65x of Adjusted EBITDA to interest expense as defined in the Secured Credit Agreement for January 1, 2008 to September 31, 2008 and above 1.75x for October 1, 2008 to December 31, 2008.  Failure to meet the terms of one or more of the covenants contained in the Company’s debt facilities may constitute a default, potentially resulting in accelerating the repayment of the debt obligation.  As at March 31, 2008, the Company was in compliance with the required ratios.

	March 31, 2008	December 31, 2007
Bank Indebtedness	$118,221	$16,987
Long-term debt, including the current portion	1,924,407	1,934,463
Plus:
Value of Interest Rate Swap	17,236	3,225
Other debt	1,469	1,483
Less:
Cash and Cash Equivalents	109,541	41,201
Net Debt	$1,951,882	$1,914,958

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2008 and December 31, 2007 and for the Three Month Periods Ended March 31, 2008 and March 31, 2007

(In thousands of U.S. dollars, except share and option information)

	April 1, 2007 – March 31, 2008	January 1, 2007 – December 31, 2007
Net Loss	$(327,508)	$(302,891)
Plus:
Interest	176,464	178,219
Income Taxes	(74,770)	(72,229)
Depreciation	91,272	91,840
Amortization of Intangible Assets	33,764	35,580
Non-controlling interest	8,011	8,147
Impairment of Goodwill and Intangibles	303,800	303,800
Defined adjustments under our Credit Agreement	79,912	76,893
Adjusted EBITDA	$290,945	$319,359

	April 1, 2007 – March 31, 2008		January 1, 2007 – December 31, 2007
Total Net Debt	$1,951,882		$1,914,958
Adjusted EBITDA	290,945		319,359
Net Debt : Adjusted EBITDA	6.71	x	6.00	x

	April 1, 2007 – March 31, 2008		January 1, 2007 – December 31, 2007
Adjusted EBITDA	$290,945		$319,359
Interest Expense	165,638		167,487
Adjusted EBITDA : Interest Expense	1.76	x	1.91	x

NOTE 20: CONSOLIDATING FINANCIAL INFORMATION

Masonite International Inc. (formerly known as Stile Consolidated, “Parent”) through its subsidiaries, Masonite International Corporation (formerly known as Stile Acquisition, “Canadian Issuer”) and Masonite Corporation (formerly known as Masonite US Corporation, formerly known as Stile US Acquisition, “US Issuer”), entered into a Senior Secured Credit Facility agreement and a Senior Subordinated Loan agreement.  The Senior Secured Credit Facility and the Senior Subordinated Loan, which was replaced with the Senior Subordinated Term Loan and subsequently the Senior Subordinated Notes (the “Guaranteed Debt”) are fully and unconditionally guaranteed on a joint and several basis by Masonite and certain of its 100% owned subsidiaries (“Guarantor Subsidiaries”).  The Guaranteed Debt is not guaranteed by the Company’s less than 100% owned subsidiaries and certain other subsidiaries of the Company (collectively, the “Non-Guarantor Subsidiaries”).

The consolidating financial information below for the three month periods ended March 31, 2008 and March 31, 2007 is presented consistent with Article 3-10(d) of Regulation S-X.

The consolidating financial information reflects the investments of the Parent Company in the Issuers, and of the Issuer in their respective Guarantor and Non-Guarantor subsidiaries using the equity method.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2008 and December 31, 2007 and for the three month periods ended March 31, 2008 and March 31, 2007

(In thousands of U.S. dollars)

Consolidating Statement of Operations

For the three month period ended March 31, 2008

	Parent	Canadian Issuer	US Issuer	Guarantor Subsidiaries	Guarantor Adjustments	Combined	Non-Guarantor Subsidiaries	Adjustments	Consolidated

Sales	$—	$84,758	$218,219	$101,522	$(41,180)	$363,319	$120,988	$(19,911)	$464,396
Cost of sales	—	73,850	178,314	87,277	(41,180)	298,261	95,611	(19,911)	373,961
	—	10,908	39,905	14,245	—	65,058	25,377	—	90,435

Selling, general and administration expenses	—	4,999	23,847	3,923	—	32,769	10,967	—	43,736
Depreciation and amortization	—	3,591	15,140	4,723	—	23,454	5,713	—	29,167
Interest	—	21,444	28,323	(511)	—	49,256	(6,191)	—	43,065
Loss (income) from equity investments	27,645	(16,902)	(1,742)	—	(21,801)	(12,800)	—	12,800	—
Other expense	—	1,944	3,993	880	—	6,817	(386)	—	6,431

(Loss) income before income taxes and non-controlling interest	(27,645)	(4,168)	(29,656)	5,230	21,801	(34,438)	15,274	(12,800)	(31,964)

Income taxes	—	2,749	(10,179)	637	—	(6,793)	1,485	—	(5,308)
Non controlling interest	—	—	—	—	—	—	—	989	989

Net (loss) income	$(27,645)	$(6,917)	$(19,477)	$4,593	$21,801	$(27,645)	$13,789	$(13,789)	$(27,645)

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2008 and December 31, 2007 and for the three month periods ended March 31, 2008 and March 31, 2007

(In thousands of U.S. dollars)

Consolidating Statement of Operations

For the three month period ended March 31, 2007

	Parent	Canadian Issuer	US Issuer	Guarantor Subsidiaries	Guarantor Adjustments	Combined	Non-Guarantor Subsidiaries	Adjustments	Consolidated

Sales	$—	$109,967	$322,403	$119,278	$(66,780)	$484,868	$107,839	$(23,336)	$569,371
Cost of sales	—	93,745	256,627	99,299	(66,780)	382,891	82,859	(23,336)	442,414
	—	16,222	65,776	19,979	—	101,977	24,980	—	126,957

Selling, general and administration expenses	—	6,256	31,746	4,831	—	42,833	10,580	—	53,413
Depreciation and amortization	—	3,550	17,110	4,737	—	25,397	5,997	157	31,551
Interest	—	21,873	29,498	(196)	—	51,175	(6,355)	—	44,820
Loss (income) from equity investments	3,028	(17,381)	(2,431)	—	5,057	(11,727)	—	11,727	—
Other expense	—	108	1,530	32	—	1,670	173	—	1,843

(Loss) income before income taxes and non-controlling interest	(3,028)	1,816	(11,677)	10,575	(5,057)	(7,371)	14,585	(11,884)	(4,670)

Income taxes	—	(2,541)	(4,299)	2,497	—	(4,343)	1,767	(191)	(2,767)
Non controlling interest	—	—	—	—	—	—	—	1,125	1,125

Net (loss) income	$(3,028)	$4,357	$(7,378)	$8,078	$(5,057)	$(3,028)	$12,818	$(12,818)	$(3,028)

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2008 and December 31, 2007 and for the three month periods ended March 31, 2008 and March 31, 2007

(In thousands of U.S. dollars)

Consolidating Balance Sheet

March 31, 2008

	Parent	Canadian Issuer	US Issuer	Guarantor Subsidiaries	Guarantor Adjustments	Combined	Non-Guarantor Subsidiaries	Adjustments	Consolidated

Assets

Current assets:
Cash and cash equivalents	$—	$33,756	$54,964	$2,814	$—	$91,534	$19,060	$—	$110,594
Accounts receivable	—	44,259	52,991	71,045	—	168,295	112,503	—	280,798
Intercompany receivable	—	40,767	20,230	20,773	(71,868)	9,902	18,254	(28,156)	—
Inventories	—	45,514	113,625	60,335	—	219,474	72,468	—	291,942
Income tax recoverable	—	391	—	481	—	872	667	—	1,539
Prepaid expenses	—	4,141	5,285	4,653	—	14,079	4,347	—	18,426
Assets held for sale	—	—	1,896	3,571	—	5,467	—	—	5,467
Current future income taxes	—	2,218	24,523	523	—	27,264	10,196	—	37,460
	—	171,046	273,514	164,195	(71,868)	536,887	237,495	(28,156)	746,226

Property, plant and equipment	—	50,282	336,863	209,387	—	596,532	209,582	—	806,114
Goodwill	—	135,354	561,966	24,930	—	722,250	55,979	—	778,229
Intangible assets	—	190,904	157,179	9,410	—	357,493	13,435	—	370,928
Investments and advances	180,469	795,006	111,672	204,282	(590,007)	701,422	222,582	(924,004)	—
Other assets	—	18,214	2,249	244	—	20,707	256	—	20,963
Long-term future income taxes	—	—	—	—	—	—	19,158	—	19,158
	$180,469	$1,360,806	$1,443,443	$612,448	$(661,875)	$2,935,291	$758,487	$(952,160)	$2,741,618

Liabilities and Shareholder’s Equity

Current liabilities:
Bank indebtedness	$—	$36,999	$62,796	$473	$—	$100,268	$18,724	$—	$118,992
Trade payables and accrued expenses	—	84,548	140,184	49,658	—	274,390	81,406	—	355,796
Intercompany payable	—	12,955	58,895	18,313	(71,868)	18,295	9,860	(28,155)	—
Income taxes payable	—	2,840	8,664	295	—	11,799	2,769	—	14,568
Current future income taxes	—	—	—	68	—	68	1,115	—	1,183
Current portion of long-term debt	—	6,288	5,956	61	—	12,305	8,899	—	21,204
	—	143,630	276,495	68,868	(71,868)	417,125	122,773	(28,155)	511,743

Long-term debt	—	895,909	1,181,859	57,296	—	2,135,064	65,510	(355,891)	1,844,683
Long-term future income taxes	—	30,643	62,260	12,538	—	105,441	28,458	—	133,899
Long-term liabilities	—	753	19,152	8,210	—	28,115	6,621	—	34,736
	—	1,070,935	1,539,766	146,912	(71,868)	2,685,745	223,362	(384,046)	2,525,061

Non-controlling interest	—	—	—	—	—	—	—	36,088	36,088

Shareholders’ equity	180,469	289,871	(96,323)	465,536	(590,007)	249,546	535,125	(604,202)	180,469
	$180,469	$1,360,806	$1,443,443	$612,448	$(661,875)	$2,935,291	$758,487	$(952,160)	$2,741,618

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2008 and December 31, 2007 and for the three month periods ended March 31, 2008 and March 31, 2007

(In thousands of U.S. dollars)

Consolidating Balance Sheet

December 31, 2007

	Parent	Canadian Issuer	US Issuer	Guarantor Subsidiaries	Guarantor Adjustments	Combined	Non-Guarantor Subsidiaries	Adjustments	Consolidated

Assets

Current assets:
Cash and cash equivalents	$—	$4,814	$3,329	$7,549	$—	$15,692	$26,062	$—	$41,754
Accounts receivable	—	51,551	49,239	69,662	—	170,452	94,479	—	264,931
Intercompany receivable	—	37,416	22,854	26,514	(71,376)	15,408	11,355	(26,763)	—
Inventories	—	50,322	113,890	62,498	—	226,710	69,121	—	295,831
Income tax recoverable	—	395	—	477	—	872	912	—	1,784
Prepaid expenses	—	2,965	4,186	3,589	—	10,740	4,413	—	15,153
Assets held for sale	—	—	1,849	—	—	1,849	—	—	1,849
Current future income taxes	—	3,603	22,013	2,561	—	28,177	11,211	—	39,388
	—	151,066	217,360	172,850	(71,376)	469,900	217,553	(26,763)	660,690

Property, plant and equipment	—	51,576	342,454	207,168	—	601,198	211,277	—	812,475
Goodwill	—	135,354	561,967	24,836	—	722,157	26,548	19,725	768,430
Intangible assets	—	192,479	161,924	9,768	—	364,171	9,258	4,568	377,997
Investments and advances	197,601	774,970	109,843	186,241	(598,440)	670,215	241,170	(911,385)	—
Other assets	—	17,846	2,162	249	—	20,257	244	—	20,501
Long-term future income taxes	—	—	—	1,513	—	1,513	18,446	—	19,959
	$197,601	$1,323,291	$1,395,710	$602,625	$(669,816)	$2,849,411	$724,496	$(913,855)	$2,660,052

Liabilities and Shareholder’s Equity

Current liabilities:
Bank indebtedness	$—	$—	$—	$—	$—	$—	$17,615	$—	$17,615
Trade payable and accrued expenses	—	66,295	129,754	57,229	—	253,278	71,845	—	325,123
Intercompany payable	—	17,111	51,537	20,097	(71,376)	17,369	9,394	(26,763)	—
Income taxes payable	—	2,817	8,924	261	—	12,002	3,054	—	15,056
Current future income taxes	—	—	—	—	—	—	2,093	—	2,093
Current portion of long-term debt	—	6,293	5,956	61	—	12,310	8,467	—	20,777
	—	92,516	196,171	77,648	(71,376)	294,959	112,468	(26,763)	380,664

Long-term debt	—	896,268	1,181,970	56,828	—	2,135,066	76,296	(358,716)	1,852,646
Long-term future income taxes	—	31,241	72,043	15,667	—	118,951	27,676	914	147,541
Long-term liabilities	—	260	18,581	8,488	—	27,329	11,617	—	38,946
	—	1,020,285	1,468,765	158,631	(71,376)	2,576,305	228,057	(384,565)	2,419,797

Non-controlling interest	—	—	—	—	—	—	—	42,654	42,654
	—
Shareholders’ equity	197,601	303,006	(73,055)	443,994	(598,440)	273,106	496,439	(571,944)	197,601
	$197,601	$1,323,291	$1,395,710	$602,625	$(669,816)	$2,849,411	$724,496	$(913,855)	$2,660,052

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2008 and December 31, 2007 and for the three month periods ended March 31, 2008 and March 31, 2007

(In thousands of U.S. dollars)

Consolidating Statement of Cash Flows

For the three month period ended March 31, 2008

	Parent	Canadian Issuer	US Issuer	Guarantor Subsidiaries	Guarantor Adjustments	Combined	Non-Guarantor Subsidiaries	Adjustments	Consolidated

Cash provided by (used in):
Operating activities:
Net (loss) income	$(27,645)	$(6,917)	$(19,477)	$4,593	$21,801	$(27,645)	$13,789	$(13,789)	$(27,645)
Items not involving cash:
Depreciation and amortization	—	3,591	15,140	4,723	—	23,454	5,713	—	29,167
Non-cash interest expense	—	1,278	1,297	—	—	2,575	—	—	2,575
Impairment of property, plant and equipment	—	—	822	—	—	822	—	—	822
Loss (gain) on sale of property, plant and equipment	—	(3)	59	—	—	56	(5)	—	51
Loss (income) from equity investments	27,645	(16,902)	(1,742)	—	(21,801)	(12,800)	—	12,800	—
Share based awards	—	—	417	—	—	417	—	—	417
Future income taxes	—	2,748	(9,960)	128	—	(7,084)	(361)	—	(7,445)
Pension and post retirement expense (income) and funding, net	—	—	295	(349)	—	(54)	—	—	(54)
Unrealized foreign exchange losses (gains)	—	167	99	176	—	442	(416)	—	26
Non-controlling interest	—	—	—	—	—	—	—	989	989
Change in non-cash operating working capital:
Accounts receivable	—	8,509	(3,752)	(964)	—	3,793	(11,469)	—	(7,676)
Inventories	—	6,359	265	2,390	—	9,014	(618)	—	8,396
Income taxes recoverable	—	4	—	(4)	—	—	245	—	245
Income taxes payable	—	208	207	1,021	—	1,436	(730)	—	706
Prepaid expenses	—	(1,151)	(1,099)	(1,037)	—	(3,287)	273	—	(3,014)
Accounts payable and accrued expenses	—	10,662	3,702	(7,825)	—	6,539	5,080	—	11,619
Intercompany receivable	—	(358)	2,624	5,742	122	8,130	(6,900)	(1,230)	—
Intercompany payable	—	(7,146)	7,356	(1,788)	(122)	(1,700)	470	1,230	—
	—	1,049	(3,747)	6,806	—	4,108	5,071	—	9,179
Financing activities	—
Change in bank and other indebtedness	—	37,000	62,795	426	—	100,221	(10)	—	100,211
Repayment of long-term debt	—	(1,584)	(1,408)	468	—	(2,524)	(10,766)	2,825	(10,465)
	—	35,416	61,387	894	—	97,697	(10,776)	2,825	89,746
Investing activities
Proceeds from sale of property, plant and equipment	—	—	57	—	—	57	—	—	57
Additions to property, plant and equipment	—	(478)	(5,788)	(362)	—	(6,628)	(672)	—	(7,300)
Acquisitions	—	(13,715)	—	—	—	(13,715)	—	—	(13,715)
Distributions to non-controlling interests	—	—	—	—	—	—	(5,985)	—	(5,985)
Investments and advances	—	10,298	(86)	(22,720)	3,557	(8,951)	38,021	(29,070)	—
Other investing activities	—	(596)	(85)	10	—	(671)	(24,024)	24,293	(402)
	—	(4,491)	(5,902)	(23,072)	3,557	(29,908)	7,340	(4,777)	(27,345)
Net foreign currency translation adjustment	—	(3,032)	(102)	10,637	(3,557)	3,946	(8,637)	1,952	(2,739)

Increase (decrease) in cash and cash equivalents	—	28,942	51,635	(4,735)	—	75,842	(7,002)	—	68,840
Cash and cash equivalents, beginning of period	—	4,814	3,329	7,549	—	15,692	26,062	—	41,754
Cash and cash equivalents, end of period	$—	$33,756	$54,964	$2,814	$—	$91,534	$19,060	$—	$110,594

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2008 and December 31, 2007 and for the three month periods ended March 31, 2008 and March 31, 2007

(In thousands of U.S. dollars)

Consolidating Statement of Cash Flows

For the three month period ended March 31, 2007

	Parent	Canadian Issuer	US Issuer	Guarantor Subsidiaries	Guarantor Adjustments	Combined	Non-Guarantor Subsidiaries	Adjustments	Consolidated

Cash provided by (used in):
Operating activities:
Net (loss) income	$(3,028)	$4,357	$(7,378)	$8,078	$(5,057)	$(3,028)	$12,818	$(12,818)	$(3,028)
Items not involving cash:
Depreciation and amortization	—	3,550	17,110	4,737	—	25,397	5,997	157	31,551
Non-cash interest expense	—	1,220	1,294	—	—	2,514	—	—	2,514
Impairment of property, plant and equipment	—	—	—	—	—	—	—	—	—
Loss (gain) on sale of property, plant and equipment	—	108	599	12	—	719	3	—	722
Loss (income) from equity investments	3,028	(17,381)	(2,431)	—	5,057	(11,727)	—	11,727	—
Share based awards	—	26	692	27	—	745	39	—	784
Future income taxes	—	(2,541)	(3,537)	902	—	(5,176)	(163)	(191)	(5,530)
Pension and post retirement expense (income) and funding, net	—	—	277	(2)	—	275	—	—	275
Unrealized foreign exchange losses (gains)	—	—	—	(20)	—	(20)	211	—	191
Non-controlling interest	—	—	—	—	—	—	—	1,125	1,125
Change in non-cash operating working capital:
Accounts receivable	—	(3,439)	(7,556)	(8,239)	—	(19,234)	(9,669)	—	(28,903)
Inventories	—	1,477	11,839	4,295	—	17,611	(1,833)	—	15,778
Income taxes payable	—	(678)	1,119	(37)	—	404	839	—	1,243
Prepaid expenses	—	(2,061)	574	(2,211)	—	(3,698)	(63)	—	(3,761)
Accounts payable and accrued expenses	(5)	9,131	2,357	4,834	—	16,317	5,932	—	22,249
Intercompany receivable	—	4,702	(162)	(3,183)	(2,758)	(1,401)	(10,998)	12,399	—
Intercompany payable	—	6,142	1,660	365	2,758	10,925	1,474	(12,399)	—
Equity compensation settlement liability	—	—	—	—	—	—	—	—	—
	(5)	4,613	16,457	9,558	—	30,623	4,587	—	35,210
Financing activities
Change in bank and other indebtedness	—	—	(18,998)	—	—	(18,998)	(3,500)	—	(22,498)
Repayment of long-term debt	—	(1,555)	(1,495)	(14)	—	(3,064)	(1,908)	737	(4,235)
Change in other long-term liabilities	—	—	—	—	—	—	—	—	—
Deferred financing fees	—	—	—	—	—	—	—	—	—
	—	(1,555)	(20,493)	(14)	—	(22,062)	(5,408)	737	(26,733)
Investing activities
Proceeds from sale of property, plant and equipment	—	—	85	—	—	85	—	—	85
Additions to property, plant and equipment	—	(597)	(4,510)	(1,935)	—	(7,042)	(1,857)	—	(8,899)
Investments and advances	3,432	(3,215)	6,329	(2,663)	(3,803)	80	657	(737)	—
Other investing activities	—	(3,091)	—	2	—	(3,089)	42	—	(3,047)
	3,432	(6,903)	1,904	(4,596)	(3,803)	(9,966)	(1,158)	(737)	(11,861)
Net foreign currency translation adjustment	(3,427)	(2,028)	—	1,375	3,803	(277)	(580)	—	(857)

Increase (decrease) in cash and cash equivalents	—	(5,873)	(2,132)	6,323	—	(1,682)	(2,559)	—	(4,241)
Cash and cash equivalents, beginning of period	—	18,197	2,971	5,361	—	26,529	20,894	—	47,423
Cash and cash equivalents, end of period	$—	$12,324	$839	$11,684	—	$24,847	$18,335	$—	$43,182